News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	March 24, 2021

Seabridge Gold Files 2020 Year End

Audited Financial Statements and MD&A

Toronto, Canada… Seabridge Gold announced today that it has filed its Audited Consolidated Financial Statements and its Management's Discussion and Analysis for the year ended December 31, 2020 on SEDAR (www.sedar.com) and are available on the Company's website at www.seabridgegold.com. Seabridge's Form 40-F will be filed with the SEC on EDGAR (www.sec.gov/). The Company's Shareholders may, upon request, receive a hard copy of the Company's complete 2020 audited consolidated financial statements free of charge. To review these documents on the Company's website, please see https://www.seabridgegold.com/investors/financial-reports.

In 2020 Seabridge posted a net loss of $14.9 million ($0.23 per share) compared to a loss of $11.6 million ($0.19 per share) in 2019. During 2020, Seabridge invested $166 million in mineral interests, including the acquisition of the Snowfield deposit in December and 3 Aces project in June, compared to $30 million during 2019. The Company's working capital position as at December 31, 2020, was $36 million, significantly above the $12.5 million as at December 31, 2019.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets are the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292  www.seabridgegold.com